CORVUS GOLD INC.

July 7, 2014 John Reynolds Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 3, 2014 regarding
Corvus Gold, Inc.
Registration Statement on Form S-1 (File No.: 333-197099)
Filed June 27, 2014
CIK No. 0001507964

Dear Mr. Reynolds:

This letter responds to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated July 3, 2014 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 (File No.:  333-197099) of Corvus Gold Inc. (the “Company”, “Corvus”, “we”, “us” or “our”).  For your convenience, the Company’s numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.  The Company has filed amendment No. 1 to Registration Statement on Form S-1.

We have indicated in some responses that we believe no change in disclosure is appropriate or necessary and have explained why.

Our responses are as follows:

General

Staff Comment No. 1.

Please revise your tables on page 15 and 21 to clarify your fourth fiscal quarter as appropriate.

Company’s Response:

The Company has revised the tables on page 15 and 21 (each related to the fiscal 2015 budget) to properly reference the fourth fiscal quarter as “Q4”.

United States Securities and Exchange Commission
July 7, 2014

Management’s  Discussion and Analysis ,  page  19

Current Plan of Operations, page 20

Staff Comment No. 2.

We note your response and your revised disclosure in response to comment 11 of our letter dated June 6, 2014.  In particular, we note that your response addresses steps the company would take in order to reduce ongoing expenditures if necessary. Please revise your disclosure to reflect your response.

Company’s Response:

 The Company has revised disclosure in the paragraph on page 21 beginning “In the fiscal year ending May 31, 2015, we intend …” under Current Plan of Operation to read as follows:

In the fiscal year ending May 31, 2015, we intend to focus primarily on the exploration of the NBP and seek joint venture partner opportunities on our Alaskan projects. On the NBP, we plan on conducting the activities based on our current budget for exploration of the project of approximately $4.7 million, subject to the completion of the planned offering. If the Company is unsuccessful in raising the necessary funds in the planned offering, then current exploration activities would be terminated by the end of July 2014.  Should it become necessary, the Company would also take steps to reduce ongoing expenditures, including a reduction of its land position at non-core properties, a reduction-in-force for certain staff and a reduction in general corporate overhead. In this plan, the Company’s focus would be on holding onto its core properties and maintaining them in good standing and keeping key personnel.

Liquidity and Capital Resources, page 24

Staff Comment No. 3.

We note your revised disclosure in response to comment 14 of our letter dated June 6, 2014 and we partially reissue the comment.  Please revise to disclose how long the company can remain in operation at current funding levels.  In this regard, we note your response states that you could operate through the end of fiscal 2015 but your revised disclosure states you must seek equity financing(s) prior to the end of 2015.

Company’s Response:

 The Company has revised disclosure in the sixth paragraph under Liquidity and Capital Resources on page 23 to read as follows:

We expect that the Company will operate at a loss for the foreseeable future.  We believe that the current cash and cash equivalents will be sufficient for us to maintain the Company’s currently held properties and fund its currently anticipated general and administrative costs for the balance of the fiscal year ending May 31, 2015, if we do not commence the planned Phase II exploration program. The Company’s current anticipated operating expenses (not including the planned Phase II exploration program to be funded by the proposed offering) are $3,200,000 until May 31, 2015. The Company’s anticipated burn rate averages approximately $341,666 for June to August, 2014, where approximately $241,666 is for administrative purposes and approximately $100,000 is for planned exploration expenditures related to the completion of the ongoing Phase I exploration program at the NBP.  From September 2014 to May, 2105, the monthly burn rate averages approximately $241,666, all of which is for administrative purposes, including land holding costs for the Company’s currently held mineral properties. In addition to the planned offering, the proceeds of which are anticipated to be used to fund the planned Phase II exploration program, the Company anticipates that it will pursue additional public or private equity financings in late 2014 to raise additional funds for additional exploration at the NBP beyond the Phase II exploration program. In any event, the Company will be required to raise additional funds, again through public or private equity financings, prior to the end of May, 2015 in order to continue in business into the fiscal year ending in May 31, 2016.

United States Securities and Exchange Commission
July 7, 2014

Condensed Interim Consolidated Balance Sheets, page F-33

Staff Comment No. 4.

We note the amount of total assets does not agree to the amount of total liabilities and shareholders’ equity that you report in your balance sheet as of February 28, 2014.  In addition, we note the amount of accumulated deficit and total shareholders’ equity presented on the balance sheet do not agree with the corresponding amounts reported in your statement of changes in equity on page F-36.  Please explain these inconsistencies or revise in your next amendment.

Company’s Response:

 The Company has revised its balance sheet as of February 28, 2014 to correct these errors.  These errors resulted from the EDGARization process.

* * * * *

The Company hereby acknowledges that:

•	Corvus Gold Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Corvus Gold Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (303) 470-8700, or Jason Brenkert of Dorsey & Whitney LLP at (303) 352-1133.

Sincerely,

Corvus Gold Inc.

/s/ Jeffery Pontius
Jeffrey Pontius
Chief Executive Officer

cc:	Jason Brenkert, Dorsey & Whitney LLP
Anthony Epps, Dorsey & Whitney LLP